FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  May,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  May  30,  2002                    By:____"Sandra  J.  Hall"____  ______
     ----------------                       ----------------------------------
Sandra  J.  Hall,  Secretary  &  Director



                           Energy Power
                                 Systems Limited


                        Consolidated Financial Statements
                                 March 31, 2002
                                   (Unaudited)
                         (Expressed in Canadian Dollars)




ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  BALANCE  SHEET
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                           MARCH 31, 2002    JUNE 30, 2001
                                            (UNAUDITED)        (AUDITED)


ASSETS
CURRENT
Cash                                      $     6,565,795   $    1,242,621
Marketable securities                             318,780          221,213
Receivables                                     3,379,568        4,331,086
Due from co-venturer                              183,395          208,652
Inventories and work in progress                1,464,087        1,039,853
Prepaid expenses                                  104,257           67,329
Investments                                     3,500,000        3,500,000
Asset held for sale                               220,000                -
Future income tax asset                           235,000          235,000
                                          ----------------  ---------------
TOTAL CURRENT ASSETS                           15,970,882       10,845,754

Oil and gas interests                           4,654,646        2,017,493
Capital assets                                  2,721,386        3,268,096
Future income tax asset                           862,749          862,000
Goodwill                                        1,860,885        2,056,832
----------------------------------------  ----------------  ---------------

                                          $    26,070,548   $   19,050,175
                                          ----------------  ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                         $       981,333   $      829,001
Accounts payable and accrued liabilities        2,614,216        4,200,868
Due to shareholders                               628,304        1,162,403
Current portion of long-term debt                 182,151          182,151
Future income tax liability                       266,000          266,000
TOTAL CURRENT LIABILITIES                       4,672,004        6,640,423
----------------------------------------  ----------------  ---------------

Due to shareholders, July 31, 2002                      -          350,000
Long-term debt                                    548,977          646,311
Future income tax liability                        56,000           56,000
----------------------------------------
TOTAL LIABILITIES                               5,276,981        7,692,734
----------------------------------------  ----------------  ---------------

SHAREHOLDERS' EQUITY
Capital stock                                  41,803,760       32,207,289
Deficit                                       (21,010,193)     (20,849,848)
TOTAL SHAREHOLDERS' EQUITY                $    20,793,567   $   11,357,441
----------------------------------------  ----------------  ---------------

                                          $    26,070,548   $   19,050,175
                                          ----------------  ---------------


The accompanying notes to the financial statements are an integral part of these financial statements



ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  EARNINGS  AND  DEFICIT
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
                                    FOR THE NINE          FOR THE THREE
                                     MONTH PERIOD          MONTH PERIOD
                                  ENDING MARCH 31          ENDING MARCH 31

                                             2002            2001            2002            2001
                                             2001            2000            2001            2000

Sales                                   $  16,669,646   $  15,205,077   $   2,318,214   $   2,416,087
Cost of sales (including depreciation
 and depletion of   $188,503;
   2001 - $184,120)                        14,435,648      13,660,117       1,962,292       2,296,118
--------------------------------------  --------------  --------------  --------------  --------------
Gross profit                                2,233,998       1,544,960         355,922         119,969
--------------------------------------  --------------  --------------  --------------  --------------

Administrative expenses                     1,710,290       1,871,817         499,711         912,380
Amortization of goodwill                      195,943         195,943          65,314          65,314
Amortization of capital assets                100,053         116,528          18,414          40,998
Interest and bank charges                      55,317          67,071          12,741          23,933
Interest on long-term debt                     45,035          70,870          12,564          21,945
--------------------------------------  --------------  --------------  --------------  --------------
                                            2,106,638       2,322,229         608,744       1,064,570
                                        --------------  --------------  --------------  --------------
Earnings (loss) before the following          127,360        (777,269)       (252,822)       (944,601)

Write down of asset held for sale            (231,251)                              -               -
Other income (expense)                         11,335          89,975            (369)         54,349
--------------------------------------  --------------  --------------  --------------  --------------

NET LOSS FROM CONTINUING
           OPERATIONS                        ($92,556)      ($687,294)      ($253,191)      ($890,252)

DISCONTINUED OPERATIONS                       (67,789)        158,367         (67,789)        213,721
--------------------------------------  --------------  --------------  --------------  --------------

NET LOSS                                    ($160,345)      ($528,927)      ($320,980)      ($676,531)

Deficit, beginning of period              (20,849,848)    (17,214,932)    (20,689,213)    (17,067,328)


Deficit, end of period                   ($21,010,193)   ($17,743,859)   ($21,010,193)   ($17,743,859)
--------------------------------------  --------------  --------------  --------------  --------------


NET LOSS FROM CONTINUING
 OPERATIONS PER COMMON SHARE
Net loss per share                             ($0.01)         ($0.17)         ($0.03)         ($0.22)
Weighted average common shares
     outstanding (thousands)                    7,982           4,052           7,982           4,052

FULLY DILUTED NET LOSS FROM
CONTINUING OPERATIONS PER
COMMON SHARE
Net loss per share                      Antidilutive    Antidilutive    Antidilutive    Antidilutive


The accompanying notes to the financial statements are an integral part of these financial statements



ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
                     FOR THE NINE MONTH PERIOD          FOR THE THREE MONTH PERIOD
                                ENDING MARCH 31          ENDING MARCH 31

                                                2002          2001          2002          2001
                                            ------------  ------------  ------------  ------------

OPERATING ACTIVITIES
Net loss from continuing operations            ($92,556)    ($687,294)    ($253,191)    ($890,252)
Adjustments to reconcile net loss to
net cash provided by operating activities
   Amortization of goodwill                     195,943       195,943        65,314        65,314
   Amortization of capital assets               288,556       300,648        81,248       118,192
   (Gain) loss on sale of capital assets         (7,703)            -           551        (1,977)
   Write down of marketable securities           83,181             -             -             -
   Write down of inactive capital assets        231,251             -             -             -
   Future income tax asset                         (749)            -             -             -
------------------------------------------  ------------  ------------  ------------  ------------
                                                697,923      (190,703)     (106,078)     (708,723)
Net change in non-cash working capital
   Receivables                                  951,518       924,476     3,162,214       828,871
   Inventories and work in progress            (424,234)      612,861       437,964       (77,314)
   Due from co-venturer                          25,257       (80,563)      373,926       378,613
   Prepaid expenses                             (36,928)      (41,629)        1,265       (35,866)
   Accounts payable & accrued liabilities    (1,586,632)   (1,359,849)   (2,862,424)     (627,767)
------------------------------------------  ------------  ------------  ------------  ------------
CASH (USED IN) PROVIDED BY CONTINUING
     OPERATIONS                                (373,096)     (135,407)    1,006,867      (242,186)
CASH (USED IN) PROVIDED BY
    DISCONTINUED OPERATIONS                     (67,789)      158,367       (67,789)      213,721
------------------------------------------  ------------  ------------  ------------  ------------
CASH PROVIDED BY (USED IN)
    OPERATING ACTIVITIES                       (440,885)       22,960       939,078       (28,465)
------------------------------------------  ------------  ------------  ------------  ------------

FINANCING ACTIVITIES
Advances (repayment) of  bank
     indebtedness                               152,332       (99,787)       73,246       179,528
Repayment of long term debt, net               (165,133)     (209,552)      (51,372)      (72,209)
Payments from related parties, net                    -        79,803             -       812,968
Repayment to shareholders                      (884,099)   (2,269,699)     (235,584)   (1,051,220)
Issue of preference shares                            -       250,000             -       250,000
Issue of common shares                        9,596,471       800,000     3,617,860             -
------------------------------------------  ------------  ------------  ------------  ------------
CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                         8,699,571    (1,449,235)    3,404,150       119,067
------------------------------------------  ------------  ------------  ------------  ------------

INVESTING ACTIVITIES
Purchase of capital assets                      (96,253)     (197,388)       (7,263)      (56,376)
Proceeds from sale of capital assets             21,700             -         9,700             -
Recovery of other assets                              -     3,279,861             -     1,650,399
Purchase of  oil and gas interests           (2,680,215)   (1,196,470)   (1,671,076)   (1,196,470)
Marketable securities                          (180,744)            -        45,144             -
------------------------------------------  ------------  ------------  ------------  ------------
CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                       (2,935,512)    1,886,003    (1,623,495)      397,553
------------------------------------------  ------------  ------------  ------------  ------------

NET INCREASE IN CASH                          5,323,174       459,728     2,719,733       488,155
Cash, beginning of period                     1,242,621     1,771,047     3,846,062     1,742,620
------------------------------------------  ------------  ------------  ------------  ------------
CASH, END OF PERIOD                         $ 6,565,795   $ 2,230,775   $ 6,565,795   $ 2,230,775
------------------------------------------  ------------  ------------  ------------  ------------


The accompanying notes to the financial statements are an integral part of these financial statements



ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  SEGMENTED  INFORMATION
(UNAUDITED)  (EXPRESSED  IN  CANADIAN  DOLLARS)


FOR  THE  NINE  MONTHS  ENDING  MARCH  31,  2002
------------------------------------------------

                                             Engineering
                                             & Offshore    Oil & Gas  Corporate      Total
                                            -------------  ---------  ----------  -----------
Revenue                                       16,268,041     401,605          -   16,669,646
                                            -------------  ---------  ----------  -----------
EBITDA                                           701,533     149,732   (127,719)     723,546
Amortization & depletion                         441,437      43,062          -      484,499
                                            -------------  ---------  ----------  -----------
Segment operating margin                         260,096     106,670   (127,719)     239,047
Write down of inactive capital assets            231,251           -          -      231,251
Interest and income taxes                         95,916           -      4,436      100,352
                                            -------------  ---------  ----------  -----------
Net earnings from continuing operations          (67,071)    106,670   (132,155)     (92,556)
                                            -------------  ---------  ----------  -----------

Capital assets and Oil & Gas Interests         2,721,386   4,654,646          -    7,376,032
                                            -------------  ---------  ----------  -----------

FOR THE NINE MONTHS ENDING MARCH 31, 2001
------------------------------------------
                                            Engineering
                                              & Offshore   Oil & Gas  Corporate   Total
                                            -------------  ---------  ----------  -----------
Revenue                                       15,083,201     121,876          -   15,205,077
                                            -------------  ---------  ----------  -----------
EBITDA                                          (100,367)     82,665    (35,060)     (52,762)
Amortization                                     473,814      22,777          -      496,591
                                            -------------  ---------  ----------  -----------
Segment operating margin                        (574,181)     59,888    (35,060)    (549,353)
Interest and income taxes                        133,401           -      4,540      137,941
                                            -------------  ---------  ----------  -----------
Net earnings from continuing operations         (707,582)     59,888    (39,600)    (687,294)
                                            -------------  ---------  ----------  -----------

Capital assets                                 4,878,794   1,173,693          -    6,052,487
                                            -------------  ---------  ----------  -----------

FOR THE THREE MONTHS ENDING MARCH, 2002
------------------------------------------
                                            Engineering
                                            and Offshore   Oil & Gas  Corporate   Total
                                            -------------  ---------  ----------  -----------
Revenue                                        2,168,316     149,898          -    2,318,214
                                            -------------  ---------  ----------  -----------
EBITDA                                          (136,120)     54,883        (87)     (81,324)
Amortization & depletion                         132,208      14,354          -      146,562
                                            -------------  ---------  ----------  -----------
Segment operating margin                        (268,328)     40,529        (87)    (227,886)
Write down of inactive capital assets                  -           -          -            -
                                            -------------  ---------  ----------  -----------
Interest and income taxes                         25,154           -        151       25,305
                                            -------------  ---------  ----------  -----------
Net earnings from continuing operations         (293,482)     40,529       (238)    (253,191)
                                            -------------  ---------  ----------  -----------

FOR THE THREE MONTHS ENDING MARCH 31, 2001
------------------------------------------
                                            Engineering
                                            and Offshore   Oil & Gas  Corporate   Total
                                            -------------  ---------  ----------  -----------
Revenue                                        2,294,211     121,876          -    2,416,087
                                            -------------  ---------  ----------  -----------
EBITDA                                          (552,952)     82,665   (130,693)    (600,980)
Amortization                                     160,729      22,777          -      183,506
                                            -------------  ---------  ----------  -----------
Segment operating margin                        (713,681)     59,888   (130,693)    (784,486)
Interest and income taxes                         42,331           -      3,547       45,878
                                            -------------  ---------  ----------  -----------
Net earnings from continuing operations         (756,012)          -   (134,240)    (890,252)
                                            -------------  ---------  ----------  -----------


The accompanying notes to the financial statements are an integral part of these financial statements



ENERGY  POWER  SYSTEMS  LIMITED
NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  NINE  MONTH  PERIOD  ENDING  MARCH  31,  2002  (CANADIAN  DOLLARS)
----------------------------------------------------------------------------

1.   BASIS  OF  PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended June 30, 2001. These interim financial statements should be read in conjunction with the Company's consolidated financial statements together with notes for the year ended June 30, 2001.

2.     SEGMENTED  INFORMATION

     The Company's operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M Engineering Limited, a wholly owned subsidiary, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services.

3.     DISCONTINUED  OPERATIONS

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division"). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company's equity shares in the Konaseema EPS Oakwell Power Limited.

4.     SUBSEQUENT  EVENTS

(a)  Subsequent  to  the  period  ending March 31, 2002 70,000 warrants expired.
(b) Subsequent to the period ending March 31, 2002 48,500 options were exercised at a price of $6.30 per share.

5.     SHARE  CAPITAL

(a)     Authorized  and  Issued:

     Authorized:
     -----------
     Unlimited  number  of  Common  Shares,  without  par  value
Unlimited  number  of  Class  B  Special  Shares,  without  par  value
Unlimited  number  of  Class  A  Preference  Shares,  Series  I
Unlimited  number  of  Class  A  Preference  Shares,  Series  II

Issued
------

     Common  shares

                                                        #        Consideration
Balance, as at June 30, 2001. . . . . . . . . . .   6,273,419   $   31,007,289
Issued pursuant to exercise of options. . . . . .     229,000          621,000
Issued pursuant to private placement. . . . . . .   1,107,726        6,735,471
Issued pursuant to conversion of preferred shares     960,000        1,200,000
Issued pursuant to exercise of warrants . . . . .   1,960,000        2,240,000
-------------------------------------------------
Balance, as at March 31, 2002 . . . . . . . . . .  10,530,145   $   41,803,760

  Preference shares

Balance, as at June 30, 2001. . . . . . . . . . .   1,200,000   $    1,200,000
Converted into common shares. . . . . . . . . . .  (1,200,000)      (1,200,000)
-------------------------------------------------
Balance, as at March 31, 2002 . . . . . . . . . .           -                -

Total stated capital as at March 31, 2002 . . . .           -   $   41,803,760
-------------------------------------------------





(b)     Common  share  purchase  warrants  outstanding consist of the following:

EXERCISE          EXPIRY                    2002               2001
PRICE               DATE                       #                  #
$8.00          March  9,  2002                 -             222,917
$9.60          October  4,  2002          96,000               96,000
$0.52          December  28,  2002             -            1,000,000
$0.80          January  16,  2003              -             500,000
US$4.45          May  9, 2002             35,000                   -
US$4.45          May  16,  2002           35,000                   -
US$  4.45     March  13,  2003            40,000                   -
                                         206,000           1,818,917

(c)     Common  share  purchase  options  outstanding  consist of the following:

EXERCISE   EXPIRY                                     2002      2001
PRICE       DATE          HOLDER                         #         #
$1.50  February 6, 2005   Directors and employees        -   145,000
$4.00  June  14, 2005     Directors and consultants 21,000         -
$6.30  January 8, 2006    Directors and employees  322,500         -
                                                   343,500   145,000